Exhibit 99.2

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2006

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Energy Metals Corporation

We have audited the consolidated balance sheets of Energy Metals Corporation as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

August 23, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to shareholders dated August 23, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

August 23, 2006

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ENERGY METALS CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT JUNE 30

	2006	2005
	$	$
ASSETS
Current
Cash and cash equivalents	25,947,294	19,701,747
Short-term investments (Note 4)	53,826,750	651,250
Receivables	115,612	88,759
Prepaid expenses and deposits	292,918	48,621

Total current assets	80,182,574	20,490,377

Long-term investments (Note 5)	3,113,586	-
Non-refundable deposit (Note 6)	557,500	-
Reclamation bond (Note 7)	557,500	-
Property, plant and equipment (Note 8)	9,824,427	81,747
Mineral properties (Note 9)	26,389,003	3,228,912

Total assets	120,624,590	23,801,036

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	527,864	89,973

Asset retirement obligation (Note 10)	915,266	-
Future income taxes (Note 15)	6,019,000	-

Total liabilities	7,462,130	89,973

Shareholders' equity
Capital stock (Note 11), unlimited number of common shares authorized without par value: 54,682,225 and 24,627,772 shares issued at
June 30, 2006 and 2005, respectively	126,140,507	34,874,778
Contributed surplus (Note 11)	3,912,155	1,175,618
Commitment to issue shares (Note 11)	1,525,000	543,900
Deficit	(18,415,202)	(12,883,233)

Total shareholders’ equity	113,162,460	23,711,063

Total liabilities and shareholders’ equity	120,624,590	23,801,036

Nature and continuance of operations (Note 1)
Commitments (Note 17)
Subsequent events (Note 18)

On behalf of the Board:

/s/Paul Matysek	Director	/s/ James G.G. Watt	Director

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30

	2006	2005	2004
	$	$	$

EXPENSES
Advertising and promotion	182,309	151,840	330
Amortization	115,204	23,795	-
Bank charges and interest	28,829	-	-
Consulting fees	1,019,274	293,584	5,514
Filing and regulatory fees	213,888	111,352	14,860
Insurance	23,117	-	-
Management fees	340,000	208,500	83,000
Office and miscellaneous	202,897	68,201	9,296
Professional fees	937,932	86,035	33,425
Rent	96,390	35,795	8,912
Salaries and benefits	638,108	23,105	-
Scanning and maps	63,208	-	-
Stock-based compensation (Note 11)	2,479,411	782,500	18,015
Telephone	46,656	29,064	2,286
Transfer agent	51,938	16,874	4,671
Travel	356,409	131,274	11,782

Loss before other items	(6,795,570)	(1,961,919)	(192,091)

OTHER ITEMS
Foreign exchange gain (loss)	82,816	(37,357)	-
Accretion of reclamation obligation	(24,265)	-	-
Gain on sale of short-term investments	33,545	-	-
Interest income	1,261,643	149,073	2,567
Write down of short-term investments	(212,138)	(88,750)	(20,000)
Write off of mineral property	-	(17,358)	(1,708)

	1,141,601	5,608	(19,141)

LOSS BEFORE INCOME TAXES	(5,653,969)	(1,956,311)	(211,232)

FUTURE INCOME TAX RECOVERY (Note 15)	122,000	-	-

LOSS FOR THE YEAR	(5,531,969)	(1,956,311)	(211,232)

DEFICIT, BEGINNING OF YEAR	(12,883,233)	(10,926,922)	(10,715,690)

DEFICIT, END OF YEAR	(18,415,202)	(12,883,233)	(10,926,922)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.16)	$(0.13)	$(0.03)

Weighted average number of common shares outstanding	35,328,561	15,100,764	6,325,929

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
YEAR ENDED JUNE 30

	2006	2005	2004
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	(5,531,969)	(1,956,311)	(211,232)
Items not affecting cash:
Accretion of reclamation obligation	24,265	-	-
Amortization	115,204	23,795	-
Gain on sale of short-term investments	(33,545)	-	-
Stock-based compensation	2,479,411	782,500	18,015
Write down of short-term investments	212,138	88,750	20,000
Write off of mineral property	-	17,358	1,708
Future income tax recovery	(122,000)	-	-
Unrealized foreign exchange gain	(216,399)	-	-
Interest accrued on short-term investments	(447,193)	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	116,389	(82,045)	(6,174)
Increase in prepaids	(2,033)	(48,621)	-
Increase (decrease) in accounts payable and accrued
liabilities	373,358	71,792	(4,636)

Net cash used in operating activities	(3,032,374)	(1,102,782)	(182,319)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of mineral properties	(3,397,920)	(1,033,290)	(26,315)
Recovery of mineral property costs	68,458	117,152	30,000
Additions to property, plant and equipment	(666,775)	(105,542)	-
Cash acquired on acquisition of subsidiaries	1,565,120	-	-
Non-refundable deposit	(557,500)	-	-
Purchase of convertible debentures	(6,963,027)	-	-
Purchase of short-term investments	(52,212,249)	-	-
Purchase of long-term investments	(2,445,936)	-	-
Proceeds on sale of short-term investments	145,599	-	-
Reclamation bonds	(557,500)	-	-

Net cash provided by (used in) investing activities	(65,021,730)	(1,021,680)	3,685

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	76,271,827	22,375,152	440,000
Share issue costs paid	(1,972,176)	(922,909)	-

Net cash provided by financing activities	74,299,651	21,452,243	440,000

Increase in cash and cash equivalents during the year	6,245,547	19,327,781	261,366

Cash and cash equivalents, beginning of year	19,701,747	373,966	112,600

Cash and cash equivalents, end of year	25,947,294	19,701,747	373,966

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activities include the acquisition, development and exploration of uranium properties.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent upon the Company’s ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries from their date of acquisition (Note 3). Significant inter-company balances and transactions with subsidiaries were eliminated upon consolidation.

Estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and cash equivalents

Cash is comprised of cash on hand and demand deposits.

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Short-term investments

Short-term investments include marketable securities and bankers acceptances with major financial institutions with maturities at the date of purchase of more than three months and less than one year. Short term investments are stated at the lower of cost and net realizable value. Realized gains or losses on sale of securities are determined based on the specific cost basis.

Long-term investments

Long-term investments are carried at cost. If it is determined that the decline in the value of the investment is other than temporary, it is written down to its estimated net realizable value.

Investments in shares of associated companies, over which the Company has significant influence, are accounted for by the equity method, whereby the investment is initially recorded at cost and adjusted to recognize the Company’s share of earnings or loss in the investment.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization, calculated as follows:

Plant and equipment	20% straight line
Computer equipment	30% straight line
Office equipment	20% straight line
Automobiles	30% straight line
Lease hold improvements	Over term of lease

Mineral properties

All costs related to the acquisition, exploration and development of mineral property interests are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. This policy was adopted retroactively in fiscal 2005, however, the Company determined there were no asset retirement obligations as at June 30, 2005.

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation was not presented separately as the calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Foreign currency translation and transactions

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in loss for the period.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.	ACQUISITION OF SUBSIDIARIES

On March 10, 2006, the Company acquired all of the issued and outstanding shares of Standard Uranium Inc. (“Standard”), a publicly trading company listed on the TSX Venture Exchange under the symbol URN on the basis of 0.64 shares of the Company for every 1.00 common share of Standard. Prior to the acquisition, the Company advanced $6,963,027 (US$6,000,000) to Standard pursuant to a convertible debenture agreement. The acquisition is accounted for using the purchase method.

Total cost of acquisition was $19,879,211 consisting of the issuance of 10,166,672 common shares with a fair value of $12,033,712, stock options allowing the holders to acquire 457,600 common shares of which the fair value of the vested portion is $882,472 and the debenture with the principal balance of $6,963,027. Standard’s operating results were recognized in the consolidated statement of operations beginning on March 10, 2006, the effective date of the acquisition.

The allocation of the purchase cost of Standard’s assets and liabilities are as follows:

Cash	$1,565,120
Receivables	143,242
Prepaid expenses and deposits	242,264
Accounts payable and accrued liabilities	(64,533)
Property, plant and equipment	9,191,109
Mineral properties	16,050,409
Future tax liability	(6,320,000)
Asset retirement obligation	(928,400)
$19,879,211

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

4.	SHORT-TERM INVESTMENTS

	2006	2005
	$	$

Bankers acceptances	46,503,088	-
Marketable securities	7,323,662	651,250
	53,826,750	651,250

The bankers acceptances have effective interest rates of 4.00% to 4.27% and mature on dates ranging from July 13, 2006 to April 5, 2007. The quoted fair market value of the marketable securities as at June 30, 2006 was $7,378,162 (2005 - $663,250).

5.	LONG-TERM INVESTMENTS

	2006	2005
	$	$

Quincy Energy Corp.	667,650	-
High Plains Uranium Inc.	2,445,936	-
	3,113,586	-

Long term investments consist of common shares of Quincy Energy Corp. (“Quincy”), a Company with a director in common, and High Plains Uranium Inc. (“High Plains”), both listed on the TSX Venture exchange. Subsequent to the year ended June 30, 2006, the Company acquired all remaining issued and outstanding common shares of Quincy and entered into a letter of intent to acquire all the issued and outstanding common shares of High Plains (Note 18). The quoted fair market value of the long-term investments as at June 30, 2006 was $3,714,985 (2005 - $Nil).

6.	NON-REFUNDABLE DEPOSIT

On November 16, 2005, the Company paid a non-refundable deposit of US$500,000 to Quincy pursuant to an acquisition agreement to acquire all the issued and outstanding shares of Quincy. Subsequent to June 30, 2006, the acquisition was completed and the deposit was refunded (Note 18).

7.	RECLAMATION BOND

The Company has a deposit in place with a Canadian bank as security for a reclamation bond required on certain of its mineral properties. The reclamation bond is required by the State of Wyoming prior to the commencement of exploration activities and does not represent an asset retirement obligation. Interest earned on the deposit is paid to the Company.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

8.	PROPERTY, PLANT AND EQUIPMENT

		2006			2005

		Accumulated	Net Book		Accumulated	Net
	Cost	Amortization	Value	Cost	Amortization	Book Value
	$	$	$	$	$	$

Plant and equipment	9,299,008	-	9,299,008	-	-	-
Computer equipment	206,979	65,206	141,773	26,551	7,966	18,585
Office equipment	155,105	45,696	109,409	78,991	15,829	63,162
Automobiles	289,647	25,399	264,248	-	-	-
Leasehold improvements	13,333	3,344	9,989	-	-	-
	9,964,072	139,645	9,824,427	105,542	23,795	81,747

9.	MINERAL PROPERTIES

	2006	2005
	$	$

Acquisition costs:
Balance, beginning of year	3,206,248	15,684
Additions:
Contractual	23,529,098	3,089,602
Filing fees	328,942	714,869
Lease payments	348,993	52,954
Staking	154,626	178,911
Title search	47,312	11,190

	27,615,219	4,063,210
Written-off	-	(9,810)
Costs recovered	(1,576,358)	(847,152)

Balance, end of year	26,038,861	3,206,248

Exploration costs:
Balance, beginning of year	22,664	7,548
Additions:
Consulting fees	180,448	-
Drilling	17,297	-
Track lease	4,660	-
Travel	1,957	-
Drafting	73,468	-
Maps	14,595	1,959
Reports	35,053	15,432
Storage	-	5,273

	350,142	30,212
Written off	-	(7,548)

Balance end of year	350,142	22,664

Total costs	26,389,003	3,228,912

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

9.	MINERAL PROPERTIES (cont’d…)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

a)

On July 19, 2004, the Company entered into an agreement with an individual who subsequently became a director of the Company to acquire a 100% interest in advanced uranium properties known as Aurora Project – New U Claims in Oregon and Velvet Project – UT in Utah. As consideration, the Company issued 1,000,000 common shares valued at $350,000. In addition, the Company issued 100,000 common shares valued at $35,000 as a finder’s fee.

Under the terms of this agreement, the Company was granted a right of first refusal to acquire the interest of the vendor in other properties located in Arizona, Wyoming, Colorado, New Mexico, Nevada, Utah and Texas.

b)	On September 24, 2004, the Company entered into an agreement to acquire a 100% interest in the Frank M Uranium property in Utah. As consideration, the Company is required to pay the following amounts:

US$	15,000	Upon signing (paid)
	20,000	First anniversary (paid)
	25,000	Second anniversary
	40,000	Third anniversary
US$	100,000

In addition, the Company is required to issue the following common shares:

10,000	First anniversary (issued at a fair value of $12,000)
10,000	Second anniversary
10,000	Third anniversary
30,000

c)

On October 25, 2004, the Company entered into an agreement to acquire a 100% interest in certain mineral claims and leases located in Arizona and Wyoming. As consideration, the Company issued 500,000 common shares valued at $750,000.

d)

On October 25, 2004, the Company entered into an agreement with an individual who subsequently became a director of the Company to acquire a 100% interest in certain mineral claims and leases located in Arizona and Wyoming. As consideration, the Company issued 1,250,000 common shares valued at $1,875,000.

e)

On November 5, 2004, the Company entered into an agreement with Quincy to grant a 50% interest in certain mineral properties located in Arizona. The Company received US$10,000 and is entitled to receive the following shares in Quincy:

125,000	Upon regulatory approval (received at a fair value of $70,000)
40,000	December 31, 2005 (received at a fair value of $26,400)
85,000	December 31, 2006
100,000	December 31, 2007
125,000	December 31, 2008
175,000	December 31, 2009
650,000

Subsequent to June 30, 2006, the Company acquired Quincy and the above entitlements were cancelled.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

9.	MINERAL PROPERTIES (cont’d…)

f)

On February 4, 2005, the Company entered into an agreement to acquire a 100% interest in the Congress Property in Utah. As consideration, the Company paid US$15,000 and issued 10,500 common shares valued at $18,900. The claims are subject to a 5.1% NPI.

g)

On May 18, 2005, the Company entered into an agreement with Quincy to option a 51% interest in the Company’s Aurora property in Oregon. The Company received US$25,000 and is entitled to receive the following shares in Quincy:

1,000,000	Upon execution of agreement (received at a fair value of $660,000)
333,333	May 18, 2007
333,333	May 18, 2008
333,334	May 18, 2009
2,000,000

Subsequent to June 30, 2006, the Company acquired Quincy and the above entitlements were cancelled.

h)

On June 1, 2005, the Company entered into an agreement with a director of the Company for the use of certain exploration databases and was granted the right to sublicense these databases in exchange for a 20% fee on any consideration received. The Company subsequently sublicensed various records and data regarding a uranium mining project in S. Africa to Uranco Inc. The Company received US$67,000. An amount of US$13,400 was paid to a director of the Company in respect of this sale pursuant to this agreement.

i)

On June 20, 2005, the Company entered into an option agreement with Glen Hawk Minerals Ltd. (“GHM”) in respect of certain staked claims known as the San Rafael Property in Utah. Under the terms of the agreement, GHM is entitled to a 51% interest upon completion of the following:

	i)	pay US$ 15,000 upon execution of agreement (received)
	ii)	pay US$ 20,000 (received) and issue 600,000 shares in GHM (received at a fair value of $54,000)
	iii)	issue 850,000 shares in GHM over the next five years
	iv)	incur US$ 1,100,000 of exploration expenditures with the next 5 years.

On May 30, 2006, GHM terminated the option agreement.

j)

On June 20, 2005, the Company entered into an option agreement with Thelon Ventures Ltd. (“Thelon”) to grant a 51% interest in certain staked claims known as the White River Valley property in Nevada. As consideration, the Company is entitled to receive the following:

	i)	cash payment of US$10,000 upon execution of agreement (received)
	ii)	cash payment of US$10,000 and 500,000 shares in Thelon (received at a fair value of $40,000)
	iii)	750,000 shares in Thelon over the next 5 years (received 100,000 at a fair value of $17,500)

In addition, Thelon is required to incur exploration expenditures of US$1,000,000 over the next 5 years. An additional 29% interest can be earned by Thelon in exchange for funding a bankable feasibility study.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

9.	MINERAL PROPERTIES (cont’d…)

k)

On August 23, 2005, the Company exercised its right of first refusal granted in an agreement dated July 19, 2004 with a director of the Company to acquire all of his interest in various uranium properties. As consideration, the Company has made a commitment to issue the following shares:

	i)	500,000 Upon regulatory approval (issued at a fair value of $1,525,000)
	ii)	500,000 January 5, 2006 (issued at a fair value of $1,525,000)
	iii)	500,000 January 5, 2007

l)

On September 16, 2005, the Company entered into an agreement with United Nuclear Corporation to acquire the technical data pertaining to national and international uranium properties for cash consideration of $842,800.

m)

On October 24, 2005, the Company entered into an agreement to acquire the technical data pertaining to uranium properties. As consideration, the Company issued 219,100 common shares valued at $701,120 and paid cash consideration of $750,720.

n)

On November 16, 2005, the Company entered into an agreement with Powertech Industries Inc. (“Powertech”) to sell its 100% interest in certain properties located in South Dakota. As consideration, the Company received 1,000,000 common shares and 1,250,000 share purchase warrants valued at $1,370,000 in Powertech upon closing. The Company is entitled to 2% to 4% royalties.

o)

On March 10, 2006, the Company acquired all of the issued and outstanding shares of Standard (Note 3). Included in the assets of Standard are the Palangana mineral properties located in Duval County, Texas.

p)	During the year ended June 30, 2005, the Company terminated option agreements relating to non-uranium properties and wrote off related acquisitions and exploration costs of $17,358.

10.	ASSET RETIREMENT OBLIGATION

	2006	2005
	$	$
Balance , beginning of year	-	-
Liabilities assumed on acquisition of property	928,400	-
Unrealized foreign exchange gain	(37,399)
Interest accretion	24,265	-
Balance, end of year	915,266	-

The amount represents an accrued estimate of costs that would be incurred to restore the property plant and equipment to the condition that existed prior to its operation. As the Company plans to operate the plant, no reclamation work is currently planned. Once the plant is operational, the accrual will be adjusted in accordance with estimated reclamation costs to be incurred.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

		Capital	Contributed
	Number	Stock	Surplus
	Of Shares	$	$

Authorized:
Unlimited number of common shares
without par value

Issued:
Balance as at June 30, 2003	5,272,745	10,849,388	-
Exercise of options	200,000	40,000	-
Private placement	1,600,000	400,000	-
For mineral property	50,000	15,250	-
Stock-based compensation	-	-	18,015

Balance as at June 30, 2004	7,122,745	11,304,638	18,015
Exercise of options	470,000	115,550	-
Exercise of warrants	2,565,000	1,632,633	-
Finder’s fee	129,500	64,500	-
For mineral properties	2,450,000	2,458,000	-
Private placements	11,890,527	20,626,969	-
Share issue costs	-	(1,352,409)	-
Agent’s compensation options	-	-	400,000
Stock-based compensation	-	-	782,500
Conversion of options on exercise	-	24,897	(24,897)

Balance as at June 30, 2005	24,627,772	34,874,778	1,175,618
Acquisition of subsidiary	10,166,672	12,033,712	882,472
Private placements	14,700,000	71,350,000	-
Exercise of options	1,296,250	1,520,050	-
Exercise of share purchase warrants	2,301,931	3,401,777	-
For mineral properties	1,589,600	4,307,020	-
Stock-based compensation	-	-	2,479,411
Share issue costs	-	(2,492,176)	-
Agent’s warrants	-	-	520,000
Conversion of options on exercise	-	1,145,346	(1,145,346)

Balance as at June 30, 2006	54,682,225	126,140,507	3,912,155

Commitment to issue shares

The Company is committed to issue 500,000 (2005 – 360,500; 2004 - Nil) common shares valued at $1,525,000 (2005 - $543,900; 2004 - $Nil), being the value of the shares at the date the obligation arose, to the vendor of certain mineral properties who is a director of the Company.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Private placements

During the year ended June 30, 2006, the Company:

a)	Issued 2,000,000 shares at $3.10 per share for proceeds of $6,200,000. A finder’s fee of $124,000 was paid in connection with this private placement.

b)	Issued 2,000,000 shares at $3.15 per share for proceeds of $6,300,000. A finder’s fee of $141,750 was paid in connection with this private placement.

c)

Issued 5,500,000 units at $5.50 per unit for proceeds of $30,250,000. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $6.50 expiring April 6, 2008. The Company paid $1,210,000 and granted warrants valued at $390,000 to acquire 220,000 common shares exercisable at $5.50 expiring April 6, 2008 as finders’ fees.

d)

Issued 5,200,000 units at $5.50 per unit for proceeds of $28,600,000. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $6.50 expiring April 13, 2008. The Company paid $266,002 and granted warrants valued at $130,000 to acquire 47,764 common shares exercisable at $5.50 expiring April 13, 2008 as finders’ fees.

During the year ended June 30, 2005, the Company:

a)

Issued 1,600,000 units at US$0.27 per unit for proceeds of $558,967 (US$432,000). Each unit consisted of one common share and one warrant to purchase one additional common share at an exercise price of US$0.49 until September 28, 2005.

b)

Issued 2,550,000 units at $1.00 per unit for proceeds of $2,550,000. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $1.50 of which 1,047,500 expire April 21, 2006 and 227,500 expire May 16, 2006. The Company paid $31,500 and issued 29,500 common shares valued at $29,500 as finder’s fees.

c)	Issued 1,300,000 shares at $1.50 per share for proceeds of $1,950,000. A finance fee of $5,000 and commissions totalling $97,500 were paid in connection with this private placement.

d)

Issued 2,230,000 units at $1.60 per unit for proceeds of $3,568,000. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $2.00 until February 1, 2007. A finance fee of $76,160 was paid in connection with this private placement.

e)

Issued 4,210,527 units at $2.85 per unit for proceeds of $12,000,002. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $4.00 per share until April 19, 2007. In addition, the underwriters were issued compensation options valued at $400,000 to purchase 210,526 units, with terms identical to the placement units, exercisable at $2.85 per unit until April 19, 2007. A commission of $600,000 was paid in connection with this private placement.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended June 30, 2004, the Company issued 1,600,000 units at $0.25 per unit for proceeds of $400,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.50 to December 15, 2004, then $0.75 to December 15, 2005.

Stock options and warrants

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 6,354,731 common shares of the Company. Under the plan, the exercise price of each option shall not be less than the average closing price as calculated on the date of grant. The options can be granted for a maximum term of 5 years and vest 25% on grant and 25% every six months.

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$

Outstanding, June 30, 2003	-	-	500,000	0.20
Granted	1,600,000	0.50	240,000	0.24
Exercised	-	-	(200,000)	0.20
Cancelled	-	-	-	-

Outstanding, June 30, 2004	1,600,000	0.50	540,000	0.22
Granted	6,411,052	2.24	1,885,000	1.35
Exercised	(2,565,000)	0.64	(470,000)	0.25
Cancelled	-	-	(25,000)	0.35

Outstanding, June 30, 2005	5,446,052	2.52	1,930,000	1.31
Granted	5,617,764	6.45	3,080,100	4.32
Exercised	(2,301,931)	1.48	(1,296,250)	1.17
Cancelled	(25,000)	1.50	(6,250)	1.70

Outstanding, June 30, 2006	8,736,885	5.33	3,707,600	3.85

Number currently exercisable	8,736,885	5.33	1,753,575	3.03

As at June 30, 2006, incentive stock options and share purchase warrants were outstanding as follows:

	Number of shares	Exercise Price	Expiry Date
Options	50,000	$ 0.35	July 20, 2006
	25,000	1.28	October 12, 2006
	350,000	1.48	November 26, 2006
	62,500	1.70	January 21, 2007
	100,000	2.40	May 13, 2007
	62,500	2.50	March 17, 2008

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants (cont’d…)

	180,000	7.00	June 20, 2008
	192,000	1.27	April 11, 2009
	80,000	3.00	November 1, 2009
	587,500	3.07	November 30, 2009
	490,000	3.15	December 1, 2009
	150,000	4.15	January 30, 2010
	275,000	4.00	February 20, 2010
	201,600	2.00	March 9, 2010
	707,500	7.10	April 21, 2010
	130,000	5.53	June 30, 2010
	64,000	4.11	February 24, 2011
Warrants
	1,000,000	2.00	February 1, 2007
	1,855,963	4.00	April 19, 2007
	220,000	5.50	April 6, 2008
	47,764	5.50	April 13, 2008
	2,750,000	6.50	April 6, 2008
	2,600,000	6.50	April 13, 2008
Agent’s Compensation Options
	157,895	2.85	April 19, 2007
	105,263	4.00	April 19, 2007

Each agent’s compensation option is exercisable into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $4.00 until April 19, 2007.

Stock-based compensation

During fiscal 2006, the Company recognized stock based compensation of $2,479,411 (2005 - $782,500; 2004 - $18,015) in the statement of operations as a result of incentive stock options granted and vested. The weighted average fair value of options granted was $1.82 (2005 - $0.94; 2004 - $0.08) per share.

The fair value of all compensatory options and warrants granted is estimated on grant date using the Black-Scholes option pricing model. The weighted average assumptions used in calculating the fair values are as follows:

	2006	2005	2004

Risk-free interest rate	3.34%	3.34%	3.34%
Expected life	2 years	2 years	2 years
Volatility	65%	108%	52%
Dividend rate	0.00%	0.00%	0.00%

12.	RELATED PARTY TRANSACTIONS

During the year ended June 30, 2006, the Company paid or accrued the following amounts to directors, former directors or to companies controlled by common directors:

a)	Management fees in the amount of $340,000 (2005 - $208,500; 2004 - $83,000).

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

12.	RELATED PARTY TRANSACTIONS (cont’d…)

b)	Consulting fees in the amount of $314,403 (2005 - $87,892; 2004 - $5,296).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended June 30, 2006, the Company exercised its right of first refusal granted in an agreement dated July 19, 2004 with a director of the Company to acquire all of his interest in various uranium properties in consideration for the commitment to issue 1,500,000 common shares valued at $4,575,000.

Included in short-term investments are marketable securities with a value of $Nil (2005 - $641,250; 2004 - $Nil) held in a company with a director in common.

13.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, long-term investments, non-refundable deposit, reclamation bond and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

14.	SEGMENTED INFORMATION

The Company’s one reportable operating segment is the acquisition and exploration of mineral properties. Geographic information is as follows:

	2006	2005
	$	$

Capital assets:
Canada	92,416	77,247
U.S.A.	36,121,014	3,233,412
	36,213,430	3,310,659

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

15.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2006	2005	2004
	$	$	$

Loss before income taxes	(5,653,969)	(1,956,311)	(211,232)

Expected income tax recovery	(1,978,889)	687,107	75,199
Non-deductible items for income tax purposes	111,660	(50,813)	(14,933)
Stock-based compensation	867,794	(273,823)	-
Share issue costs	(235,383)	96,292	-
Unrecognized benefits of non-capital losses	1,356,818	(458,763)	(60,266)
Future income tax recovery	122,000	-	-

The Company’s future tax assets are as follows:

	2006	2005
	$	$

Future income tax assets:
Non-capital loss carryforwards	2,272,829	668,196
Share issuance costs	748,900	385,166
Other items	16,904	8,317
Cumulative exploration and development expenses	81,502	61,479

Total future income tax assets	3,120,135	1,123,158
Less: Valuation allowance	(2,999,870)	(1,123,158)

Future income tax assets net of allowance	120,265	-

Future income tax liabilities:
Property, plant and equipment	1,270,625	-
Cumulative exploration and development expenses	4,868,640	-

Total future income tax liabilities	6,139,265	-
Net future income tax liabilities	6,019,000	-

The Company has available for deduction against future taxable income non-capital losses in Canada of approximately $4,266,000 and in the USA of approximately US$2,400,000. These losses, if not utilized, will expire through to 2026. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions, and other tax assets have not been recognized in these financial statements and have been offset by a valuation allowance.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004
	$	$	$
Cash paid during the year for interest	-	-	-
Cash paid during the year for income taxes	-	-	-
Cash and equivalents:
Cash balances	3,619,195	8,702,581	373,966
Bankers acceptances	22,328,099	10,999,166	-
	25,947,294	19,701,747	373,966

Significant non-cash transactions for the year ended June 30, 2006 were as follows:

a)	Issuance of 10,166,672 common shares valued at $12,033,712 and granting of stock options at a fair value of $882,472 to acquire Standard Uranium Inc.
b)	Issuance of 1,360,500 common shares valued at $3,593,900 pursuant to commitments to issue shares for the acquisition of mineral properties.
c)	Issuance of 229,100 common shares valued at $713,120 and the commitment to issue 1,500,000 common shares valued at $4,575,000 for the acquisition of mineral properties.
d)	Receipt of short-term investments valued at $1,507,900 as the recovery of mineral properties.
e)	Issuance of 267,764 brokers’ and agents’ warrants valued at $520,000 as finder’s fee on private placements.

Significant non-cash transactions for the year ended June 30, 2005 were as follows:

a)	Issuance of 2,450,000 common shares valued at $2,458,000 and the commitment to issue 360,500 common shares valued at $543,900 for the acquisition of mineral properties.
b)	Issuance of 129,500 common shares valued at $64,500 for finder’s fees of mineral properties and private placements.
c)	Receipt of 1,125,000 common shares of Quincy valued at $730,000 as recovery of mineral properties.
d)	Issuance of 210,526 agent’s compensation options valued at $400,000 as finder’s fee on a private placement.

Significant non-cash transactions for the year ended June 30, 2004 were as follows:

d)	Issuance of 50,000 common shares valued at $15,250 for the acquisition of mineral properties.
e)	Receipt of 200,000 common shares of North American Gems Inc. valued at $30,000 as partial recovery on mineral property costs.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

17.	COMMITMENTS

The Company has entered into operating lease agreements for premises with the following annual lease commitments:

2007	$171,900
2008	158,160
2009	60,134
$390,194

18.	SUBSEQUENT EVENTS

Subsequent to June 30, 2006, the Company:

a)

Issued 10,232,602 common shares in exchange for 100% of the issued and outstanding common shares of Quincy, a company listed on the TSX Venture Exchange under the symbol QUI. The acquisition will be accounted for using the purchase method.

b)

Entered into a letter of intent (“LOI”) to acquire all the issued and outstanding shares of High Plains by way of share exchange at a deemed value of $1.15 per High Plains common share. Under the terms of the LOI, the Company will subscribe for $6-8 million of convertible secured debentures of High Plains. The debentures will be convertible at the price of $0.93 per High Plains common share. The LOI also contemplates that the Company and High Plains will enter into a joint venture option agreement in respect of High Plains' interests in the Gas Hills and North Platte Complex properties in the State of Wyoming.

c)	Issued 190,000 common shares for cash of $321,391 upon the exercise of outstanding stock options.

d)	Issued 707,212 common shares for cash of $2,271,142 upon the exercise of outstanding share purchase warrants.

e)	Issued 192,000 common shares for services provided pursuant to Standard’s consulting agreements with third parties.

f)	Granted stock options for 70,000 common shares exercisable at $5.77 to $5.90 per share expiring on July 17, 2009 to July 10, 2010.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

a)

The consolidated financial statements have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

Consolidated balance sheets
	2006	2005
	$	$
TOTAL ASSETS
Canadian GAAP	120,624,590	23,801,036
Mineral properties (i)	(11,092,807)	(3,228,912)
Available-for-sale marketable securities (ii)	496,184	12,000

US GAAP	110,027,967	20,584,124

TOTAL LIABILITIES
Canadian and US GAAP	7,462,130	89,973

SHAREHOLDERS’ EQUITY
Canadian GAAP	113,162,460	23,711,063
Mineral properties (i)	(11,092,807)	(3,228,912)
Accumulated other comprehensive income (ii)	496,184	12,000
US GAAP	110,027,967	20,584,124

Consolidated statements of operations
	2006	2005	2004
	$	$	$
Net loss under Canadian GAAP	(5,531,969)	(1,956,311)	(211,232)
Write off of mineral property costs (i)	-	17,358	1,708
Mineral property acquisition and exploration
costs (2004 – recovery) (i)	(7,863,895)	(3,223,038)	18,435
Allowance for decline on marketable securities (ii)	212,138	88,750	20,000

Net loss under US GAAP	(13,183,726)	(5,073,241)	(171,089)
Other comprehensive income
Unrealized holding gain (loss) on available-for
sale marketable securities (ii)	272,046	(76,750)	(20,000)

Comprehensive loss for the year	(12,911,680)	(5,149,991)	(191,089)

Loss per share under US GAAP	(0.37)	(0.34)	(0.03)

Weighted average number of common shares
outstanding under US GAAP	35,328,561	15,100,764	6,325,929

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont’d …)

Consolidated statements of cash flows
	2006	2005	2004
	$	$	$
OPERATING ACTIVITIES
Cash used under Canadian GAAP	(3,032,374)	(1,102,782)	(182,319)
Mineral property expenditures (i)	(3,397,920)	(1,033,290)	(26,315)
Recovery of mineral property costs (i)	68,458	117,152	30,000

Cash used under US GAAP	(6,361,836)	(2,018,920)	(178,634)

INVESTING ACTIVITIES
Cash used under Canadian GAAP	(65,021,730)	(1,021,680)	3,685
Mineral property expenditures (i)	3,397,920	1,033,290	26,315
Recovery of mineral property costs (i)	(68,458)	(117,152)	(30,000)

Cash used under US GAAP	(61,692,268)	(105,542)	-

i)	Mineral property acquisition and exploration costs

Under Canadian GAAP, the Company accounts for mineral properties as described in Note 2.

In March 2004, the Emerging Issues Task Forces (“EITF”) reached a consensus that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (”FSP”) amending SFAS 141 and SFAS 142, “Goodwill and Other Intangible Assets”, to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The Company considered the effects of this statement on its mineral properties and concluded that the acquisition costs relating to its Palangana mineral properties acquired in the business combination with Standard should be considered as tangible assets.

In March 2004, in its report on “Mining Assets: Impairment and Business Combinations” the EITF reached a consensus that an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company applied this consensus and others within this EITF report using the technical reports on the measured and indicated reserves on its Palangana property. The Company concluded that the acquisition costs of $15,296,196 relating to the Palangana property were not impaired.

Under U.S. GAAP, the recoverability of capitalized mineral properties exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral property exploration expenditures are expensed as incurred. As the Company does not have reports on proven and probable reserves on any of its mineral properties, all exploration expenditures incurred on the Palangana property, other than its acquisition costs, and its other mineral properties have been expensed as incurred.

ENERGY METALS CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
JUNE 30, 2006

19.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont’d …)

ii)	Marketable securities

US GAAP requires marketable securities which are classified as available-for-sale to be carried at fair value, as determined by quoted published market prices, with unrealized holding gains and losses to be included in a separate component of stockholders’ equity. In addition, net realized gains and losses on security transactions would be determined on the specific identification cost basis and included in the determination of earnings for the year. The Company has determined that all its investments in marketable securities and banker’s acceptances are classified as available-for-sale securities. The Company has included the unrealized holding gain (losses) of $272,046 (2005 - $(76,750); 2004 – $(20,000)) on its available-for-sale marketable securities in accumulated other comprehensive income for US GAAP purposes.

iii)	Asset retirement obligations

Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets for years beginning on or after January 1, 2003. Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at June 30, 2004. As discussed in Note 2, the Company determined there were no asset retirement obligations as at June 30, 2005 and 2004.

(b)	New authoritative pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting changes and error corrections - A replacement of APB Opinion No. 20 and SFAS No. 3 (“SFAS 154”). SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non- financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 is not expected to have a material impact on our results of operations, financial position or cash flows.